UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number: 000-17551

DYNAMIC OIL & GAS, INC.
(Translation of registrant's name into English)

Suite 230 - 10991 Shellbridge Way,
Richmond B.C. Canada V6X 3C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Special Meeting of Securityholders

99.2	Information Circular

99.3	Letter of Transmittal for Holders of Common Shares

99.4	Proxy for Holders of Common Shares

99.5	Proxy for Holders of Options to Purchase Common Shares

99.6	Confirmation of Mailing dated September 2, 2005

99.7	Confirmation of Mailing dated September 2, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc.
(Registrant)

Date: September 6, 2005	By:	/s/ Mike Bardell

Mike Bardell
	Title:	Chief Financial Officer and Corporate Secretary